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SECURI[illegible] 05041317 [illegible]ON



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65708

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STANWICH ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE DOCK STREET
(No. and Street)

STAMFORD	CT	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOUSMAN & BLOCH LLP
(Name – *if individual, state last, first, middle name*)

46 KNOLLWOOD RD	ELMSFORD	NY	10523
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RONALD BLOCH CPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STANWICH ADVISORS LLC, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Ronald Bloch CPA
Signature

Member
Title

Notary Public 01IA4808777
11/30/2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STANWICH ADVISORS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2004

HOUSMAN & BLOCH, LLP

STANWICH ADVISORS, LLC

INDEX TO THE FINANCIAL STATEMENTS

HOUSMAN & BLOCH, LLP
Certified Public Accountants

45 KNOLLWOOD ROAD
ELMSFORD, NEW YORK 10523
(914) 347-5180
FACSIMILE (914) 347-5182

60 EAST 42nd STREET, 46th FLOOR
NEW YORK, NEW YORK 10165
(212) 697-8757
FACSIMILE (212) 697-0877

Stanwich Advisors, LLC
One Dock Street
Stamford, CT 06902

Independent Auditors' Report

We have audited the accompanying balance sheet of Stanwich Advisors, LLC, at December 31, 2004 and 2003 and the related statements of operations, member's equity and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Stanwich Advisors, LLC as of December 31, 2004 and 2003 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Housman & Bloch LLP

New York, New York
February 1, 2005

Stanwich Advisors, LLC
One Dock Street
Stamford, CT 06902

Independent Auditors' Report

We have audited the accompanying balance sheet of Stanwich Advisors, LLC, at December 31, 2004 and 2003 and the related statements of operations, member's equity and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Stanwich Advisors, LLC as of December 31, 2004 and 2003 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
February 1, 2005

STANWICH ADVISORS, LLC
BALANCE SHEET
DECEMBER 31,

ASSETS

CURRENT ASSETS	2004	2003
Cash	$ 28,513	$ 2,155
Prepaid insurance	393	-
Total Current Assets	28,906	2,155
FIXED ASSETS - Net of accumulated depreciation (Note 1)	50,622	16,950
OTHER ASSETS		
Security deposits	5,017	5,017
TOTAL ASSETS	$ 84,545	$ 24,122

LIABILITIES AND MEMBERS' EQUITY

	2004	2003
CURRENT LIABILITIES		
Accounts payable	$ 3,640	$ 13,220
COMMITMENTS AND CONTINGENCIES (NOTE 1)		
MEMBER'S EQUITY	80,905	10,902
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 84,545	$ 24,122

The accompanying notes are an integral part of these financial statements.

STANWICH ADVISORS, LLC
STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2004	2003
FEE INCOME	$ 230,000	$ 70,000
OPERATING EXPENSES		
Office payroll	89,844	31,376
Payroll taxes	7,168	2,771
Rent	20,067	5,500
Utilities	1,706	-
Telephone	4,265	2,932
Office supplies	5,625	2,931
Computer expenses	11,006	247
Insurance	23,894	18,539
Licenses & permits	3,485	4,419
Professional fees	2,409	8,785
Consulting	43,842	30,776
Automobile	20,543	14,900
Travel & entertainment	8,449	12,419
Seminars and continuing education	5,514	784
Dues & subscriptions	2,904	927
Sundry	2,827	2,872
Depreciation and amortization	14,629	973
Total Operating Expenses	268,177	141,151
(Loss) from Operations	(38,177)	(71,151)
OTHER INCOME		
Interest income	136	-
NET (LOSS)	$(38,041)	$(71,151)

The accompanying notes are an integral part of these financial statements.

STANWICH ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31,

MEMBER'S EQUITY	2004	2003
Member's equity - January 1,	$ 10,902	$ 9,173
Net (Loss) for year ended December 31,	(38,041)	(71,151)
Capital contributions	108,044	72,880
Member distributions	-	-
MEMBER'S EQUITY - DECEMBER 31,	$ 80,905	$ 10,902

The accompanying notes are an integral part of these financial statements.

STANWICH ADVISORS LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (Loss)	$(38,041)	$(71,151)
Adjustments: Depreciation	14,629	973
Prepaid insurance	(393)	-
Accounts payable	(9,580)	13,220
Total Cash Flows From Operating Activities	(33,385)	(56,958)
CASH FLOW FROM INVESTING ACTIVITIES:		
Security deposits	-	(5,017)
Purchases of fixed assets	(48,300)	(14,922)
Total Cash Flows from Investing Activities	(48,300)	(19,939)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member capital contributions	108,043	72,880
Total Cash Flows from Financing Activities	108,043	72,880
(DECREASE) IN CASH FLOWS	26,358	(4,017)
CASH AT JANUARY 1,	2,155	6,172
CASH AT DECEMBER 31,	$ 28,513	$ 2,155

The accompanying notes are an integral part of these financial statements.

STANWICH ADVISORS, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

A) Business Activity:
Stanwich Advisors, LLC ("the Company") was formed on October 25, 2002 as a limited liability company under the laws of the State of Connecticut.

The company provides consulting, advisory and capital raising services to alternative investment asset managers.

The company filed an application for registration as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1933, as amended, and was registered as a broker dealer on June 5, 2003 with the National Association of Securities Dealers, Inc. ("NASD")

B) Fixed Assets:
The company records fixed assets at cost. Depreciation is recorded using various methods over the estimated useful life of the asset. Leasehold improvements, if any, are amortized on a straight line basis over the shorter of the estimated useful life of the asset or the term of the lease. Disposition of fixed assets are reported in the year of sale along with any corresponding gain or (loss) on disposition. Expenditures for repairs and maintenance are expensed as incurred.

As of December 31, 2004 and 2003 fixed assets comprised the following:

	2004	2003
Office furniture and equipment	$ 35,168	$ 17,923
Leasehold improvements	31,056	-
	66,224	17,923
Less: Accumulated Depreciation	15,602	(973)
Net Fixed Assets	$ 50,622	$ 16,950

C) Income Taxes:
The company was formed as a limited liability company. Company income is taxed directly to the members' Accordingly, a provision for taxes has not been made.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

D) Commitment and Contingencies:
The company leases office space at One Dock Street, Stamford, Connecticut 06902 pursuant to a five year lease dated December 2003 with a commencement date of May 1, 2004.

The lease calls for a base rent of $2,508.33 for the first three years and $2,633.75 for the fourth and fifth years. Additionally the company must pay a proportional share of annual increases for real estate taxes, insurance, maintenance and other operating expenses.

Minimum future lease payments are as follows:

2005	$ 30,100
2006	30,100
2007	31,103
2008	31,605
2009	10,535
Total	$ 133,443

E) Cash and cash Equivalents:
The company considers securities with maturities of three months or less, when purchased, to be cash equivalents. The company maintains cash and cash equivalents in accounts protected by insurance. At December 31, 2004 and 2003 the company did not maintain any cash accounts that were not covered by insurance.

F) Contingencies:
Contingencies include the usual obligations of a broker dealer. At December 31, 2004 and 2003 there were no unusual contingencies.

G) Concentration of Risk:
Substantially all of the company's business activity is located within the tri-state metropolitan area.

H) Customer Accounts:
The company did not maintain any customer accounts in 2004 or 2003.

I) 15C-3 Exemption:
The company claims exemption from the requirements of Rule 15C-3 under section K2(ii) of the rule.

Supplementary Financial Information

STANWICH ADVISORS, LLC
SUPPLEMENTARY FINANCIAL INFORMATION
COMPUTATION OF NET CAPITAL
DECEMBER 31,

	2004	2003
Cash and cash equivalents	$ 28,513	$ 2,155
Accounts payable	(3,640)	(13,220)
Net Capital	$ 24,873	$(11,065)

There are no material differences between the above calculation and the calculation included in the Company's unaudited FOCUS report as of December 31, 2004 and 2003

HOUSMAN & BLOCH, LLP
Certified Public Accountants

45 KNOLLWOOD ROAD
ELMSFORD, NEW YORK 10523
(914) 347-5180
FACSIMILE (914) 347-5182

60 EAST 42nd STREET, 46th FLOOR
NEW YORK, NEW YORK 10165
(212) 697-8757
FACSIMILE (212) 697-0877

Mr. Charles Daugherty
Stanwich Advisors, LLC
One Dock Street
Stamford, CT 06902

Dear Mr. Daugherty,

In planning and performing our audit of the financial statements and supplemental schedules of Stanwich Advisors, LLC (the "Company") as of December 31, 2004 and 2003 and for the years then ended, on which we issued a report dated February 1, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the company, including tests of compliance with such practices and procedures that we consider relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The Management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness in a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may not occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 20033 to meet the SEC's objectives.

Mr. Charles Daugherty
Stanwich Advisors, LLC

This report is intended solely for the information and use by the principal of Stanwich Advisors, LLC, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Very truly,



Housman & Bloch LLP

New York, New York
February 1, 2005